

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2011

Brian L. Hauff, President and CEO
Silicon South, Inc.
9160 Diamond Road
Richmond, BC
Canada

      Re: Silicon South, Inc.
             Form 8-K
             Filed November 9, 2010
             File No. 000-51906

Dear Mr. Hauff:

      We issued a comment letter to you on the above captioned filing on December 7, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 9, 2011 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by February 9, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Shehzad Niazi at (202) 551-3121 with any questions.

                        Sincerely,

                        John Reynolds
                        Assistant Director

cc: Gary Joiner, Esq.
     Fax: (303) 494-6309